Exhibit 97.1
SERVICE CORPORATION INTERNATIONAL INCENTIVE AWARD RECOUPMENT POLICY
This INCENTIVE AWARD RECOUPMENT POLICY (this "Policy") is adopted as of October 2, 2023 (the "Effective Date"), by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Service Corporation International, a Texas corporation (our "Company").

WHEREAS, the applicable recoupment provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") become effective with respect to certain Incentive Compensation that is Received by a Covered Individual on or after October 2, 2023; and

WHEREAS, the Committee believes it is in the best interests of the Company's shareholders for the Committee to adopt this Policy.

NOW THEREFORE, the applicable provisions of this Policy are as follows:

1.Definitions. Except as otherwise provided above, terminology used in this Policy shall have the following meanings:

(a)"Accounting Restatement" means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (i) retrospective application of a change in accounting principle; (ii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(b)"Covered Individual" shall mean, whether former or current, the (i) named executive officers of our Company; (ii) each "executive officer" of our Company (as such term is defined under Section 16 of the Securities Exchange Act of 1934);.

(c)"Erroneously Awarded Compensation" means the amount of Incentive Compensation that was Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had the amount of Incentive Compensation been determined based on the restated Financial Reporting Measures, computed without regard to any taxes paid by the Covered Individual or by the Company on the Covered Individual’s behalf. For Incentive Compensation based on total shareholder return or Company stock price, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of Erroneously Awarded

Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive- Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE as required.

(d)"Financial Reporting Measures" means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures

Exhibit 97.1
(whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (ii) Company stock price and (iii) Company total shareholder return.

(e)"Incentive Compensation" shall mean a Covered Individual's cash bonus awarded under our Company's annual incentive plan and any equity-based awards granted pursuant to our Company's long-term incentive plans that are earned, paid/granted or vested wholly (or in part) upon the attainment of any Financial Reporting Measure of our Company. Incentive Compensation shall be deemed "Received" by the Covered Individual in the fiscal year to which the Financial Reporting Measure specified in the incentive based compensation award is attained, irrespective of whether the Incentive Compensation is subject to additional time or non-financial performance vesting conditions.

(f)"Look-Back Period" shall mean the three completed fiscal years immediately preceding the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition, if there is a change in the Company’s fiscal year end, the Look-Back Period will also include any transition period to the extent required by Section 303A.14 of the New York Stock Exchange Listed Company Manual (“303A.14”).

2.Recoupment of Incentive Compensation – Restatement of Financial Statements. Subject to the terms of this Policy and the requirements of Section 303A.14, if the Company is required to prepare an Accounting Restatement, then the Company shall recover, reasonably promptly from each Covered Individual as set forth in Section 5, below, any Erroneously Awarded Compensation that was Received by such Covered Individual during the Look-Back Period. Notwithstanding anything herein to the contrary, this Policy shall be deemed automatically and unilaterally amended to the minimum extent necessary to comply with the applicable listing standards to which the Company is listed.

3.Committee Discretion. The Committee may, in determining appropriate remedial action, take into account the financial cost of penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities; however, such determinations shall not mitigate or eliminate the Company’s obligations to clawback Erroneously Awarded Compensation pursuant to Section 2 of this Policy.
4.Amendment, Termination and Interpretation. The Committee may at any time suspend, amend or terminate this Policy to the minimum extent necessary to comply with applicable laws. Pursuant to Section 5, below, the Committee shall have the sole discretion to interpret and enforce this Policy.

5.Enforcement and Impracticability. The Committee shall recover any Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the of the Securities Exchange Act of 1934 and the listing standards of the national securities exchange on which the Company’s securities are listed. To the extent the Committee determines to enforce recoupment,
(i) the Committee shall provide the Covered Individual written notice of its intent to recoup Incentive Compensation under this Policy, along with the timeline within which the Covered Individual must respond, (ii) to the extent the Covered Individual does not intend to comply with such recoupment efforts, he or she must respond to the Committee in writing detailing the reasons why non-compliance is warranted and such response must be provided to the Committee within fifteen (15) business days from the Covered Individual receiving the Committee’s initial notice, and (iii) if the Committee disagrees with the Covered Individual’s assertions, then the Committee must respond to the Covered Individual in writing detailing such reasons within the

Exhibit 97.1
fifteen (15) business days immediately following its receipt of the Covered Individual’s written response.

6.Determination of Means of Recovery. With respect to recovery of Erroneously Awarded Compensation and subject to the requirement that recovery be made reasonably promptly, the Committee will determine the appropriate means of recovery, which may vary, without limitation, between Covered Individuals or based on the nature of the applicable Incentive Compensation, and which may involve, without limitation, establishing a deferred repayment plan or set off against current or future compensation otherwise payable to the Covered Person. Recovery of Erroneously Awarded Compensation will be made without regard to income taxes paid by the Covered Individual or by the Company on the Covered Individual’s behalf in connection with such Erroneously Awarded Compensation.

7.Compensation Not Subject to this Policy. Section 2 of this Policy does not apply to Incentive-Compensation that was Received before October 2, 2023, and does not apply to Incentive Compensation that was Received by a Covered Individual before beginning service as an Executive Officer.

8.No Indemnification or Company-Paid Insurance. The Company will not indemnify or reimburse any Covered Individual against or for the loss of Erroneously Awarded Compensation and will not pay or reimburse any Covered Individual for the purchase of a third- party insurance policy to fund potential recovery obligations.

9.Effective Date. This Policy shall apply to all Covered Individuals from and after the Effective Date.